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                                                                     EXHIBIT 8.1

          [LETTERHEAD OF WITHERSPOON, KELLEY, DAVENPORT & TOOLE, P.S.]
                                 June 23, 1998

Sterling Financial Corporation
N. 111 Wall Street
Spokane, Washington 99201

Ladies/Gentlemen:

    We have acted as counsel to Sterling Financial Corporation, a Washington corporation ("Sterling"), in connection with the proposed merger (the "Merger") of Big Sky Bancorp, Inc., a Delaware corporation ("Big Sky"), with and into Sterling, upon the terms and conditions set forth in the Agreement and Plan of Merger dated as of April 23, 1998 by and between Sterling and Big Sky (the "Agreement"). At your request, in connection with the filing of the Registration Statement on Form S-4 filed with the Securities Exchange Commission in connection with the Merger (the "Registration Statement"), we are rendering our opinion concerning certain federal income tax consequences of the Merger.

    For purposes of the opinion set forth below, we have relied upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the Agreement, the Registration Statement and the Proxy Statement/Prospectus included therein. We have also assumed that (i) the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement/ Prospectus and (ii) the Merger will qualify as a statutory merger under the applicable laws of the states of Washington and Delaware. Any capitalized term used and not defined herein has the meaning given to it in the Proxy Statement/Prospectus or the appendices thereto (including the Agreement).

    Based upon and subject to the foregoing and to the limitations in the first paragraph under the caption "THE MERGER--Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus, it is our opinion that, under currently applicable United States federal income tax law, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and each of Sterling and Big Sky will be a party to the reorganization within the meaning of Section 368(b) of the Code and that, accordingly:

     (i) No gain or loss will be recognized by Sterling or Big Sky as a result of the Merger;

     (ii) No gain or loss will be recognized by Big Sky Stockholders who exchange all of their Big Sky Common Stock solely for Sterling Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Sterling common Stock); and

    (iii) The aggregate tax basis of the Sterling Common Stock received by Big Sky Stockholders who exchange all of their Big Sky Common Stock solely for Sterling Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Big Sky Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

    We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to us under the caption "THE MERGER-- Certain Federal Income Tax Consequences" and elsewhere in the Proxy Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                     Very truly yours,

                                     WITHERSPOON, KELLEY, DAVENPORT & KELLEY,
                                     P.S.
                                     /s/ Witherspoon, Kelley, Davenport & Toole,
                                     P.S.